May 18, 2007
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	CDC Corporation
Form 20-F for the Fiscal Year Ended December 31, 2005 (filed June 21, 2006)
Form 6-K Filed March 6, 2006
Form 6-K Filed April 13, 2006
Form 6-K Filed May 2, 2006
Form 6-K Filed May 26, 2006
File No. 000-30134
Dear Ms. Collins:
This letter is to confirm our telephone conversation today. As a result of the review processes in connection with the change in independent registered public accounting firm to Deloitte & Touche LLP from Ernst & Young, as well as various on-going corporate initiatives, the Company has identified matters which will require restatement of its previously filed financial statements for the three years ended December 31, 2005. The Company currently anticipates filing an amended 2005 Form 20-F/A which will include restated financial statements, as well as the required audited financial statements for 17game Group, by June 30, 2007.
The Company undertakes to inform the staff in the event the filing of the amended 20-F/A would be delayed beyond such date.
Should you have any questions with respect to the matters in this letter, please feel free to contact me at 678-259-8663.
Sincerely,
/s/ Gregor Morela
Director Financial Reporting